FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May, 2004

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Q1-2004

First Quarter Report

March 31, 2004

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

The accompanying consolidated financial statements for the quarters ended March 31, 2004 and 2003 have not been reviewed by the Company’s auditors, KPMG, LLP.

These financial statements are the responsibility of management and have been reviewed and approved by the Company’s audit committee.

Suite 200 – 750 West Pender Street, Vancouver, B.C., CANADA V6C 2T8

Tel: (604) 689-5899 Fax: (604) 689-7641

Web Site: www.forbesmedi.com

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

in thousands of Canadian dollars

(unaudited)

	March 31 2004	December 31 2003 (restated-Note 2)
ASSETS
Current Assets
Cash and cash equivalents	$ 9,168	$ 4,512
Short-term investments	10,838	1,285
Accounts receivable (Note 6)	2,204	3,314
Inventories	585	508
Prepaid expenses and deposits	663	326
	23,458	9,945
Property, plant and equipment	12,220	11,897
Intangible and other assets (Notes 3,7)	6,425	6,592
	$ 42,103	$ 28,434
LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 2,141	$ 2,333
Deferred revenues	151	151
Current portion of long-term debt (Note 3)	1,462	796
	3,754	3,280
Long-term liabilities
Deferred revenues	113	151
Long-term debt (Note3)	879	1,074
Tenure allowance	728	728
	5,474	5,233
Shareholders’ equity
Common Shares (Note 2, 4)	$ 81,078	$ 79,557
Series A Convertible Preferred Shares (Note 4)	12,910	-
Contributed surplus (Note 2)	2,300	1,567
Deficit	(59,659)	(57,923)
	36,629	23,201
	$ 42,103	$ 28,434

        See accompanying notes

Approved on Behalf of the Board:

“Percy Skuy”	“Don Buxton”
Director – Percy Skuy	Director – Don Buxton

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT

in thousands of Canadian dollars except per share values

(unaudited)

	Three months ended
	March 31 2004	March 31 2003 (restated-Note 2)

REVENUES
Sales	$ 3,132	$ 3,347
Licensing	38	37
Phytosterol revenues	3,170	3,384
Interest and other	92	–
	3,262	3,384

EXPENSES
General and administrative	751	923
Cost of sales, marketing and product development	1,993	1,952
Research and development (Note 5)	867	(204)
Stock-based compensation expense (Note 2)	1,033	165
Depreciation and amortization	354	557
	4,998	3,393

Net loss for the period	$ (1,736)	$ (9)

Deficit, beginning of period	(57,923)	(55,773)
Deficit, end of period	$ (59,659)	$ (55,782)

Basic and diluted loss per share (Note 4(c))	$ (0.06)	$ −

       See accompanying notes

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands of Canadian dollars

(unaudited)

	Three months ended
	March 31 2004	March 31 2003 (restated-Note 2)
OPERATIONS
Net loss for the period	$ (1,736)	$ (9)
Adjustment to reconcile net loss to cash flow provided by (used in) operations:
Depreciation and amortization	354	557
Amortization of deferred license revenues	(38)	(37)
Loss on disposal of fixed assets	2	–
Stock-based compensation expense	1,033	165
Foreign exchange translation	1	(20)
Changes in operating assets and liabilities:
Accounts receivable	(119)	368
Inventories	(77)	553
Prepaid expenses and deposits	(299)	(207)
Accounts payable and accrued liabilities	(192)	(874)
Royalties payable	–	(43)
Tenure allowance asset	(46)	12
Deferred revenues	–	452
	(1,117)	917
INVESTMENTS
Acquisition of property, plant & equipment	(523)	(180)
Proceeds on disposal of pilot plant	26	26
Proceeds on disposal of fixed assets	–	65
Proceeds on divestiture of AD/ADD technology (Note 6)	1,230	–
Short-term investments	(9,553)	–
	(8,820)	(89)
FINANCING
Issuance of common shares	1,221	916
Issuance of preferred shares (Note 4)	12,910	–
Issuance of special warrants	–	(886)
Repayment of capital lease obligations	(3)	–
Repayment of notes payable	(37)	(201)
Increase in demand loans (Notes 3, 7)	664	–
Repayment of demand loans	(162)	–
	14,593	(171)
Increase in cash and cash equivalents	4,656	657
Cash and cash equivalents, beginning of period	4,512	413
Cash and cash equivalents, end of period	$ 9,168	$ 1,070
Supplementary cash flow information:
Interest paid	$ 42	$ 36
Non-cash financing activities:
Transfer from contributed surplus for options exercised	300	−

         See accompanying notes

FORBES MEDI-TECH INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2004

(unaudited)

1)

Basis of Presentation and Significant Accounting Policies

These unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes thereto including the going concern disclosure presented in Note 1 for the year ended December 31, 2003 filed on sedar at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

Basis of consolidation

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 50% joint venture interests in Phyto-Venture LLC (”PhytoVenture”) and Phyto-Source LP (“Phyto-Source”).  The Company accounts for its interests in PhytoVenture and Phyto-Source using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

Significant Accounting Policies

These consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2003, except as described below (see also “Note 2” below).

Change in accounting policy

Effective January 1, 2004, the Company has adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.   The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.   With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

2)

Stock-based Compensation

The Company has accounted, on a retroactive basis, for all employee options granted, settled or modified since January 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted or modified during the relevant periods.

Prior to adoption of the new standard, the Company did not recognize compensation expense when stock options were issued to employees as options were issued at the market value of the shares at the date of grant.  Consideration paid by employees on the purchase of shares under the stock-based compensation plan and exercise of stock option was recorded as share capital.   The effect of accounting for employee option grants under the fair value based method, were previously disclosed on a pro-forma basis.

In accordance with the requirements of Section 3870, the change in accounting policy is applied retroactively and the amounts presented for prior periods to January 1, 2002 have been restated.  The effect of this change is to increase the net loss for the three months ended March 31, 2003 by $151.  Opening deficit for 2004 was increased by $1,484, reflecting the cumulative effect of the change in accounting policy.   The impact of this restatement on the December 31, 2003 and March 31, 2003 consolidated financial statements is summarized below:

	As previously reported	Adjustment	Restated
As at December 31, 2003:
Deficit	$ (56,439)	$ (1,484)	$ (57,923)
Contributed Surplus	389	1,178	1,567
Common Shares	79,251	306	79,557

Three months ended March 31, 2003:
Stock-based compensation expense	$ 14	$ 151	$ 165
Net income/(loss)	142	(151)	(9)
Net income/(loss) per common share	$0.01	($0.01)	$0.00

3)

Partial Loan Repayment from Phyto-Source Manufacturing Joint Venture

In August 2003, the Company was repaid US$3.0 million of its original US $4.0 million loan to Phyto-Source LP (“Phyto-Source”), its 50–50 manufacturing joint venture with Chusei (USA) Inc (“Chusei USA”).  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas (“Southwest Bank”) by way of a US$ 3.0 million, three-year term loan at a fixed interest rate of 6%.  The financial institution has also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes Medi-Tech (USA) Inc. (“Forbes USA”) and Chusei USA (see Note 8).  Phyto-Source continues to owe Forbes USA US$1.0 million of the original US $4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank of Texas to defer until all indebtedness of Phyto-Source to the Bank has been paid.

As at March 31, 2004 a balance of US$2.25 million (Company’s 50% joint venture interest - Cdn$1.4 million) remains outstanding on the Phyto-Source term loan with the Southwest Bank.  In addition, the revolving line of credit has been utilized by an amount of US$1.0 million (Company’s 50% joint venture interest - Cdn$0.7 million).  Interest on the line of credit is calculated daily at a floating rate of prime plus 1% (with a floor of 5.75%).

4)

Share Capital:

(a)

Authorized, issued and allotted:

Authorized share capital of the Company consists of 200,000,000 common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares.

Common Share Capital	Number of Shares (in ‘000’s)	Amount (‘000’s Cdn$)

Balance, December 31, 2003	27,104	$ 79,557
Issued during the three months ended March 31, 2004:
Exercise of stock options	580	1,148
Transfer from contributed surplus for options exercised	−	300
Exercise of warrants	215	24
Issuance of shares pursuant to licensing agreements	22	49

Balance, March 31, 2004	27,921	$ 81,078

(b)

In 2002, the Company completed a non-brokered Private Placement, resulting in the issuance of 324,861 shares for $0.65 per share for net cash proceeds of approximately $211,000.  Each unit consisted of one common share plus .08 of a common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share at a price of $1.00 per share until March 10, 2004.   As at March 10, 2004, all remaining warrants had been exercised.

In September, 2003, the Company raised US$4.8 million (Cdn$6.6 million) by way of a Private Placement, resulting in the issuance of approximately 3.239 million common shares at a price of US$1.485 per share (approximately Cdn$2.05 per share, based on then current exchange rates), with approximately 1.2 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants have the same terms as the warrants issued to investors.  As at March 31, 2004, 231,074 advisory warrants were exercised on a cashless basis resulting in the issuance of 155,621 common shares; 1,000 warrants were exercised for proceeds of  $2,440 resulting in the issuance of 1,000 common shares.

On January 6, 2004, the Company raised US$10.75 million (Cdn$12.9 million net of financing costs of Cdn$0.9 million) by way of a Private Placement, resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2.0 per share (approximately Cdn$13.8 million and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued affiliates of a US registered broker warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at March 31, 2004, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.

(c)

Income (loss) per share

Three months ended
	March 31, 2004	March 31, 2003
(restated)
Net income (loss) for the period (‘000’s of Cdn $)	$ (1,736)	$ (9)
Weighted average number of common shares outstanding: (in ‘000’s)
Basic	27,694	23,130
Effect of stock options	-	-
Effect of warrants	-	-
Diluted	27,694	23,130
Net income (loss) per share
Basic	$ (0.06)	$ (0.00)
Diluted	$ (0.06)	$ (0.00)

(d)

Stock options and stock option plan:

	Number of Optioned Shares ( in ‘000’s)	Weighted Average Exercise Price

Balance, December 31, 2003	3,647	$2.15
Options granted (Note 4 (e))	250	$3.69
Options exercised	(580)	$1.98
Options forfeited	(81)	$3.88

Balance, March 31, 2004	3,236	$2.25

As at March 31, 2004, 2.094 million stock options are exercisable at a weighted average exercise price of $2.30 per share.  The stock options expire at various dates from March 15, 2006 to December 12, 2010.

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock.  At the Company’s 2004 Annual General Meeting, shareholders will be asked to approve an amendment to the Company’s 2000 Stock Option Plan to increase the number of shares reserved under it to 6,000,000, including the replacement of 1,453,375 shares previously issued under the Plan.

Stock-based compensation recorded for the first three months ended March 31, 2004 includes compensation expense of $323 related to employee stock options and $710 related to non-employee stock options.  The fair value of each employee option grant was estimated on the date of the grant using the Black-Scholes option pricing model a value of $2.65 with assumptions of expected lives of two years, a risk-free interest rate averaging 3.0% and volatility averaging 155%.  The fair value of each non-employee option grant was estimated on the date of the grant using the Black-Scholes option pricing model at values ranging from $0.58 - $9.20 with assumptions of contract terms between 3.5 and 5 years, a risk-free interest rate averaging 3.0% and volatility averaging 155%.

(e)

Options Subject to Shareholder Approval

In January 2004, Forbes appointed Dr. Eric Topol from Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board (“MSAB”) and Scientific Consultant for its pharmaceutical development program.  As part of Dr. Topol’s appointment to the Company’s MSAB and his responsibilities towards providing expertise towards the successful continuation of the Company’s pharmaceutical R&D platform relating to cardiovascular health, on January 9, 2004 options to purchase up to 1,000,000 common shares were granted to Dr. Eric Topol subject to regulatory and shareholder approval to the proposed amendment to the Company’s 2000 Stock Option Plan to increase the number of shares available for issuance thereunder.   Such options will vest as follows:  upon receipt of regulatory and shareholder approval, 200,000; upon initiation of a Phase IIa clinical trial in the U.S., 100,000; upon completion of the Phase IIa clinical trial in the U.S., 100,000; upon initiation of a Phase III clinical trial in the U.S., 100,000; upon completion of the Phase III clinical trial in the U.S., 100,000; upon filing of a New Drug Application with the U.S. FDA, 200,000; and upon approval by the FDA of the New Drug Application, 200,000.  All options have an exercise price of Cdn$3.69.  These options are not considered granted for accounting purposes until required approvals for the grant are received and as a result are excluded from the option table under Note 4(d), above.

5)

Research and development expenses

For the comparative quarter ended March 31, 2003, R&D expenses showed a recovery of $0.2 million.   Included in R&D for the first quarter of 2003 is an amount of $0.6 million of Quebec investment tax credits received in respect of prior years’ research activities conducted in that Province.  As the Company no longer has manufacturing facilities or offices in Quebec, further investment tax credits from that Province, if any, are expected to be minimal.

6)

Divestiture of AD/ADD Technology

In April 2003, the Company sold its pharmaceutical fine chemicals technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD) for total proceeds of $2.6 million (US$1.9 million) and recorded a gain on the sale of $2.2 million, after transaction costs.  An amount of $0.3 million (US$0.2 million) was received as a deposit upon initiation of due diligence by the buyer.  The due diligence has since been completed and the sale has been concluded by the purchaser making a payment of $1.0 million (US$0.75 million) in May of 2003. The final payment of $1.23 million (US$0.95) million was received in January 2004.

(7)

Guarantees

In August 2003, Forbes USA and Chusei USA jointly and severally guaranteed the full indebtedness of Phyto-Source to Southwest Bank aggregating up to a principal amount of US$4.5 million, plus interest and costs, representing the US$3.0 million term loan and US$1.5 million revolving line of credit of Phyto-Source (see Note 3).  The guarantee is for the entire term of the borrowing under the arrangements.  If Phyto-Source defaults on these obligations, each of Forbes USA and Chusei USA may be called upon to perform under the guarantee.  The maximum amount of undiscounted payments Forbes USA would have to make in the event of default at March 31, 2004, is US$3.25 million (Company’s 50% joint venture interest - Cdn$2.1 million), comprised of the principal amount currently owed under the term loan (US$2.25 million), the amount utilized under the revolving line of credit (US$1.0 million), plus interest and costs.  The Company monitors the financial performance of Phyto-Source on a regular basis.  No amount has been accrued for the Company’s obligation under its guarantee arrangements.

(8)

Subsequent Events

On April 22, 2004, a total of 5,375,000 outstanding Series A Convertible Preferred Shares were converted for no additional consideration, into Common Shares on a 1-to-1 basis.   Following the conversion, the Company has approximately 34 million Common Shares and no Preferred Shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial conditions and results of operations

Q1-2004

First Quarter ended March 31, 2004

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited consolidated financial statements for the first quarter ended March 31, 2004 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the three months ended March 31, 2004 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto including the going concern disclosure presented in Note 1 for the year ended December 31, 2003 filed on sedar at www.sedar.com.  The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.  The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2003 except as described below.

Change in accounting policy

Effective January 1, 2004, the Company has adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.   The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.   With respect to stock options granted to non-employees, compensation expense is recognized based on the fair value of the stock options issued as services are performed and the awards are earned.  Beginning January 1, 2004, the Company changed its accounting policy related to employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see “Expenses”, below).

OVERVIEW:

FORBES MEDI-TECH, INC. (“Forbes” or the “Company”) is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

Forbes’ pharmaceutical development program has targeted the cholesterol-lowering prescription market through the development of FM-VP4, a novel cholesterol-lowering prescription pharmaceutical candidate which recently completed a Phase II clinical trial in Europe.  Based on the results of this trial, the Company is planning to proceed to a further Phase II clinical trial in the U.S.  FM-VP4 is a cholesterol absorption inhibitor, a relatively new class of cholesterol-lowering pharmaceutical that may have therapeutic applications alone or in conjunction with other cholesterol-lowering therapies.  Pharmaceuticals in this new class of cholesterol absorption inhibitors, which includes Zetia® produced by Merck / Schering-Plough, display a mechanism of action that differs from that of statins, cholesterol lowering prescription drugs widely available on the market today, and may display a safer profile than statins.  An adjunct therapy such as a cholesterol absorption inhibitor and statin combination may be seen as an active life-management strategy for both generic and branded statin manufacturers.

Forbes’ nutraceutical products currently being marketed are Reducol™ and Phyto-S-Sterols.  These products are plant sterol-based, cholesterol-lowering food and dietary supplement ingredients derived from by-products of the pulping process.  They are produced through a proprietary extraction and purification process by the Phyto-Source Limited Partnership (“Phyto-Source”), a 50-50 manufacturing joint venture between the Company, through its wholly-owned subsidiary Forbes Medi-Tech (USA) Inc. (“Forbes USA”), and Chusei (U.S.A.) Inc. (“Chusei”).  Phyto-Source operates a dedicated phytosterol manufacturing facility near Houston, Texas, which currently has an annual capacity of 1,000 tonnes to be expanded to a capacity of 1,500 metric tonnes.. It is expected that the plant expansion cost will be self-funded from revenue generated by the Phyto-Source joint venture with a portion of new equipment cost to be financed by the Southwest Bank of Texas and guaranteed by the joint venture partners, Forbes USA and Chusei.  The increased plant capacity is scheduled to be reached mid-2004.

2004 Milestones and Outlook

Equity financing – On January 6, 2004, the Company raised US$10.75 million (Cdn$12.9 million net of financing costs of Cdn$0.9 million) by way of a Private Placement, resulting in the issuance of 5.375 million Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13.8 million and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached.  Each Series A Convertible Preferred Share is convertible at the option of the holder, and in certain circumstances, at the option of the Company, for no further consideration into one common share.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued affiliates of a US registered broker warrants exercisable to acquire 146,250 common shares as an advisory fee.  As at March 31, 2004, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares.

Revenue guidance – The Company continues to fulfill its commitments to customers under existing customer supply agreements.  Sales revenues in the first quarter of 2004 are in line with sales revenues in the first quarter of 2003 (see “revenues” for actual results, below) and are expected to increase over the year based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped.  The Company anticipates total revenue of $15.6 million (approximately US$11.6 million) for fiscal 2004 representing the Company's projected revenue from its own sales and from its share of the Phyto-Source joint venture revenue.  The Company is also in negotiation with potential customers internationally to expand its customer base.  The Company’s joint venture phytosterol manufacturing facility near Houston, Texas, operated by Phyto-Source, is expected to expand its manufacturing capacity from the current 1,000 metric tonnes to 1,500 metric tonnes  in mid-2004 in light of the continued growing demand for phytosterol-based products including Reducol™ and Phyto-S-Sterols.

The Company is currently in discussions with several other potential purchasers regarding possible new major sterol contracts and will review its revenue guidance throughout the year should significant supply agreements be signed.

Subsequent Events

On April 22, 2004, a total of 5,375,000 Series A Convertible Preferred Shares were converted for no additional consideration, into Common Shares on a 1-to-1 basis.  (See also “Equity financing”, above).  Following the conversion, the Company has approximately 34 million Common Shares and no Preferred Shares outstanding.

Results of operations

In accordance with the requirements of Section 3870 of the CICA (see “Change in Accounting Policy”, above), the change in accounting policy is applied retroactively and amounts presented for prior periods to January 2002 have accordingly been restated.

For the three months ended March 31, 2004, the Company reported a net loss of $1.7 million ($0.06 per share) compared with a loss of $0.01 million ($Nil per share) for the quarter ended March 31, 2003.

Operational expenses during the first quarter of 2004 were comparable to expenses during the first quarter of 2003 with the exception of research and development expenditures.   Research and development expenditures were reduced by $0.6 million in the first quarter 2003, due to the receipt of Quebec provincial investment tax credits.  As the Company no longer has manufacturing facilities or offices in Quebec, further investment tax credits from that Province, if any, are expected to be minimal.

Forbes, to date, has focused on the research, development and commercialization of its phytosterol-based businesses and has incurred annual operating losses since its inception.  Net losses for the period ended March 31, 2004 totaled $1.7 million.  As the Company continues to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds, the Company expects to continue to report future annual operating losses.  At March 31, 2004 the Company’s accumulated deficit was $59.6 million, up from $57.9 million at December 31, 2003.

Revenues

Revenues for the three months ended March 31, 2004 totaled $3.3 million compared with $3.4 million for the same quarter in the prior year.

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 mos – March-04	3 mos – March-03
Sales	$ 3,132	$ 3,347
Licensing	38	37
Phytosterol revenues	3,170	3,384
Interest and other	92	–
Total revenues	$ 3,262	$ 3,384

Phytosterol revenues, including direct sales of phytosterol products and the amortization of license fees, made up the majority of the Company’s revenue of $3.2 million for the three months ended March 31, 2004 ($3.4 million – three months ended March 31, 2003).  Licensing revenues are a result of the extension of the Company’s supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

Expenses

Total expenses, for the three months ended March 31, 2004 were $5.0 million ($3.4 million – three months ended March 31, 2003).

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 mos – March-04	3 mos – March-03
		(restated)
Cost of sales, marketing & product development	$ 1,993	$ 1,952
Research & development	867	(204)
General & administrative	751	923
Stock-based compensation	1,033	165
Depreciation & amortization	354	557
Total expenses	$ 4,998	$ 3,393

Cost of sales, marketing & product development costs (“Cost of Sales”) for the three months ended March 31, 2004 totaled $1.99 million vs $1.95 million for the quarter ended March 31, 2003.   R&D expenses for the quarter totaled $0.9 million compared with ($0.2) million for the same period in 2003.  R&D expenses in the first quarter of 2003 included $0.6 million of Quebec investment tax credits received. The Company’s research continues to focus on its core cardiovascular compounds and specifically cholesterol-lowering compounds such as FM-VP4.  The Company anticipates these expenditures to increase as it further develops its FM-VPx Library of Compounds and initiates further clinical studies.

General and administrative expenditures (“G&A”) totaled $0.8 million vs $0.9 million for the first quarter 2003.  Areas of increase in G&A expenditures in the first quarter 2003 were primarily in the areas of personnel costs arising from additions to staff, occupancy costs as the Company has acquired additional floor space to accommodate the increase in staff compared with a downsizing of floor space and two months’ free rent in the first quarter of 2003, and professional expenditures resulting from increased legal and audit fees related to enhanced regulatory disclosure requirements.  These increases were offset by a foreign exchange gain of approximately $0.4 million due to a strengthening of the US$ from year-end 2003.

Stock-based compensation expense totaled $1.0 million for the first quarter of 2004 compared with $0.2 million in the same period last year.  Of the $1.0 million of stock-based compensation expense, $0.3 million relates to employee- and $0.7 million to non-employee option grants compared with $0.2 million in the first quarter of 2003, of which the majority pertained to employee option grants.  The increase in non-employee stock option compensation expense in the first quarter of 2004 is attributable to the Company’s increased stock price at the March 31, 2004 valuation date. (see “Change in accounting policy”, above)

Depreciation and amortization for the three months ended March 31, 2004 totaled $0.4 million compared with $0.6 million for the three months ended March 31, 2003.  Depreciation for the three months ended March 31, 2003 included depreciation of laboratory equipment, which was sold later in 2003.  Depreciation for the first quarter 2004 includes primarily depreciation of the assets at the Company’s joint venture manufacturing facility in Pasadena, Texas.  For the three months ended March 31, 2004, of the total $0.4 million in depreciation and amortization, $0.2 million pertains to depreciation of assets and $0.2 million to amortization of the Company’s technology licenses compared with the three months ended March 31, 2003, where of the total of $0.6 million in depreciation and amortization expenses, $0.3 million pertains to depreciation of assets and $0.3 million to amortization of the Company’s technology licenses.  As part of its contribution to the joint venture, Chusei (USA) Inc. (“Chusei”) assigned to PhytoSource a supply agreement with a certain customer.  The Company’s proportionate share in the amount of $1,530 was fully amortized by December 31, 2003.  The Company’s technology is being amortized over ten years.

Proceeds on divestiture of AD/ADD technology

The final balance of US$0.95 million for the 2003 sale of the Company’s pharmaceutical fine chemical technology which centered on process technologies for the production of the steroid intermediates androstenedione (AD) and androstadienedione (ADD), was received in early January 2004.  The sale was to a large multi-national pharmaceutical company for total gross proceeds of US$1.9 million.

Loan commitments and guarantees

In August 2003, the Company was repaid US$3.0 million of its original US$4.0 million loan to Phyto-Source LP (“Phyto-Source”), its 50–50 manufacturing joint venture with Chusei.  The payment was made with loan proceeds advanced to Phyto-Source from the Southwest Bank of Texas (“Southwest Bank”) by way of a US$3.0 million, three-year term loan at a fixed interest rate of 6%.  The financial institution has also set up a US$1.5 million revolving line of credit for Phyto-Source.  Re-payment of the term loan and any funds drawn on the line of credit are the responsibility of Phyto-Source, secured against its assets and guaranteed by Phyto-Source's joint venture partners, Forbes Medi-Tech (USA) Inc. (“Forbes USA”) and Chusei.  Phyto-Source continues to owe Forbes USA US$1.0 million of the original US$4.0 million loan, which debt Forbes USA has agreed with the Southwest Bank of Texas to defer until all indebtedness of Phyto-Source to the Bank has been paid.

As at March 31, 2004 a balance of US$2.25 million (Company’s 50% joint venture interest - Cdn$1.4 million) remains outstanding on the Phyto-Source term loan with the Southwest Bank.  In addition, the revolving line of credit has been utilized by an amount of US$1.0 million (Company’s 50% joint venture interest - Cdn$0.7 million).  Interest on the line of credit is calculated daily at a floating rate of prime plus 1% (with a floor of 5.75%).

Contractual Obligations

The following table sets out the Company’s known contractual obligations as specified in the table as of March 31, 2004, the Company’s latest balance sheet.

Contractual obligations (as at March 31, 2004) (millions of Cdn$)	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

Demand Loans (i)	$2.1	$1.3	$0.8	−	−
Operating lease obligations (ii)	$1.4	$0.7	$0.7	−	−
Research and development contracts (iii)	$1.1	$1.0	$0.1	−	−
Total	$4.6	$3.0	$1.6	−	−

(i)

Company’s 50% joint venture interest in Phyto-Source term loan and revolving line of credit (see “loan commitments and guarantees”, above)

(ii)

Operating leases comprise the Company’s long-term leases of rental properties, photocopiers, and postage meter;  also included is a 50% interest in the Phyto-Source joint venture long-term leases of postage meter, forklifts and railcars;  Included in operating leases is the Company’s lease commitment relating to the laboratory space at UBC which lease expires in August of 2005.  The premises were sub-leased in 2003 for the duration of the full lease term.

(iii)

Research and development contracts commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

Liquidity and Capital Resources:

The Company finances its operations and capital expenditures through equity offerings, sales revenues and, to a lesser extent, license revenues and government grants.

As at March 31, 2004, the Company’s net cash and cash equivalents were $9.2 million ($1.1 million at March 31, 2003) compared with $4.5 million as at December 31, 2003.  The Company’s working capital at March 31, 2004 improved to $19.7 million (working capital deficit $2.3 million at March 31, 2003) from a working capital of $6.7 million at December 31, 2003.  The working capital position has improved mainly due to an inflow of cash from the completion of a US$10.75 million (Cdn$13.8 million) equity financing.

During the three months ended March 31, 2004, the Company used $1.1 million of cash in operations compared with $0.9 million of cash provided in the quarter ended March 31, 2003.  Cash used in the first quarter of 2004 was primarily a result of increased trade receivables and inventory compared with cash provided in the first quarter of 2003 which resulted from reductions in receivables and inventories and the receipt of deferred revenues under an extended contract agreement with Pharmavite for the sale of Reducol™.

Investing activities used $8.8 million of cash compared with $0.1 million of cash used in the first quarter ended March 31, 2003.  The Company transferred $9.6 million into short-term investments during the first quarter of 2004.  This use of cash was offset by the receipt of the balance of proceeds of $1.2 million on the divestiture of the AD/ADD technology.  $0.5 million of cash was used primarily in the acquisition of capital assets at the Phyto-Source manufacturing plant near Houston, Texas, compared with $0.2 million of cash used for similar purposes in the first quarter of 2003.

Financing activities in the quarter ended March 2004 provided $14.6 million of cash compared with $0.2 million of cash used in the first quarter ended March 31, 2003.  This improvement is due mainly to the issuance of Series A convertible preferred shares under the Company’s recent equity financing which provided a net amount of $12.9 million of cash (see “Equity financing”, above) and stock option and warrant exercises that provided approximately $1.2 million of cash.  US$1 million (Company’s 50% joint venture interest - Cdn$0.7 million) was provided in the first quarter of 2004 by Phyto-Source utilizing its revolving line of credit to satisfy operational commitments (see “Loan commitments and guarantees”, above).

The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, should the Company be unable to obtain additional funding, whether by equity financing or strategic alliance, management has the ability to cut costs as necessary and expects to be able to fund core technology development from projected sales of its branded and non-branded nutraceutical products.  In the absence of further funding, core technology development would not be expected to include any clinical trials other than the U.S. Phase II trial of FM-VP4 currently planned.

In the last two fiscal years, the major portion of the Company’s phytosterol revenue has been derived from the supply agreement between Phyto-Source and a large multinational company. This contract will expire at the end of 2004.  The Company is currently in discussions with the purchaser regarding an extension of this supply agreement with Phyto-Source, and is also in discussions with other potential purchasers of phytosterols.  Based on these current discussions, the Company anticipates that either the current major supply agreement will be extended with Phyto-Source for at least another year, or it will be replaced with other agreements providing in the aggregate for similar volumes over such year.

The Company is also in the negotiation of two multiple year supply contracts for tall oil pitch, the main raw material used in the production of the Company’s phytosterols, in order to assure Phyto-Source a sufficient continuing source of this key raw material at established prices to meet anticipated growth in demand for sterol products.  Failure to secure these supply agreements may result in Phyto-Source needing to access the spot market from time to time for its pitch supplies, which may in turn result in some volatility in the Company’s sales and revenue streams.

See also “Forward Looking Statements and Risk Factors That May Affect Future Results” below.

The Company has no material off-balance sheet arrangements. The Company has no material trading activities involving non-exchange traded contracts accounted for at fair value. The Company has no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

Selected Annual Information

The following table sets out key annual information for the Company for the last full three fiscal year-ends, December 31, 2003, December 31, 2002, the five-month fiscal period ended December 31, 2001 and July 31, 2001 (*on December 31, 2001, the Company changed its fiscal year end from July 31 to December 31):

(millions of $ except per share values) (restated and unaudited)	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2002	5-month Fiscal Period ended December 31, 2001*	Fiscal Year ended July 31, 2001

Revenues	$ 14.3	$ 8.0	$ 3.9	$ 7.9
Expenses	(18.7)	(17.4)	(9.0)	(24.9)
Other income (expenses)	2.2	4.9	(1.3)	(2.7)
Net loss	($ 2.2)	($ 4.5)	($ 6.4)	($ 19.7)
Net loss per common share	($0.09)	($0.21)	($0.30)	($0.93)

Total assets	$28.4	$27.4	$40.0	$48.3
Total long-term financial liabilities	$2.0	$0.8	$11.4	$12.3

For details and more detailed comparisons regarding revenues, expenses, other income/(expenses) and the Company’s assets & liabilities, see the Company’s consolidated financial statements for the year ended December 31, 2003 and the notes thereto.

Quarterly Financial Information

(millions of $ except per share amounts) (unaudited)	2004	2003 (restated)				2002 (restated)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$3.3	$3.9	$3.4	$3.5	$3.4	$1.6	$1.3	$2.7
Net income (loss)	($1.7)	($2.4)	($1.8)	$2.0	$0.0	($3.5)	($1.9)	$3.0
Net income (loss) per share	($0.06)	($0.10)	($0.07)	$0.09	$0.00	($0.16)	($0.09)	$0.14

Outstanding Share Data

The number of common shares outstanding as of May 13, 2004 is 33,709,295 and has increased by 5,788,358 common shares since March 31, 2004 due to the conversion 5,375,000 Series A Preferred Shares (see “Subsequent events”, above) and the exercise of 538,721 warrants on a cashless basis, resulting in the issuance of 413,358 common shares.  The number of options outstanding under the Company’s 2000 Stock Option Plan as of May 13, 2004 is 3,235,725 and remains unchanged from March 31, 2004.  These options entitle the holders to purchase a total of 3,235,725 common shares at varying prices.  In January 2004, Forbes appointed Dr. Eric Topol from Cleveland Clinic as Chairman of the Medical & Scientific Advisory Board (“MSAB”) and Scientific Consultant for its pharmaceutical development program.  As part of Dr. Topol’s appointment, options to purchase up to 1,000,000 common shares were granted to Dr. Eric Topol subject to regulatory and shareholder approval.  In addition, the Company has 2,373,808 million warrants outstanding of which 684,527 entitle the holders to purchase up to 684,527 common shares at a price of US$1.85 per share (expiring on September 4, 2006) and 1,689,281 entitle the holders to purchase up to 1,689,281 common shares at a price of US$2.40 per share (expiring on January 6, 2007).  All such warrants may be exercised on a cashless basis at the option of the holder.  Also, the Company may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to the Company’s remaining 1995 technology license with UBC.  Finally, the Company has adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders of the Company in the event of certain types of take over bids or an acquisition of control of the Company (20% or more) under certain circumstances.

Additional information relating to the Company including the Company’s Annual Information Form can be found on SEDAR at www.sedar.com.

Forward Looking Statements and Risk Factors That May Affect Future Results:

This Management Discussion & Analysis contains forward-looking statements about the Company, which are intended to be covered by the safe harbor for “forward-looking statements” provided by the United States Private Securities Litigation Reform Act of 1995. Any document that has been filed or will be filed with the Securities and Exchange Commission (“SEC”), the Ontario Securities Commission (the “OSC”), the British Columbia Securities Commission (the “BCSC”), or any stock exchange also may include forward-looking statements.  Other written or oral forward-looking statements have been made and may in the future be made, from time to time, by or on behalf of the Company.  Forward-looking statements are statements that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, financings, operations, divestitures, partnerships, products, services and research & development; the impact of regulatory initiatives on the Company’s operations; the Company’s share of new and existing markets; general industry and macroeconomic growth rates and the Company’s performance relative to them and statements regarding future performance.  Forward-looking statements generally are identified by the words “expected”, “expects”, “promising”, “payable”, “anticipates”, “believes”, “intends”, “estimates”, “planned”, “continuing”, “plans”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur.

The Company is subject to significant risks and past performance is no guarantee of future performance.  The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to the Company’s business.  This list may not be exhaustive, as the Company operates in a rapidly changing business environment, and new risk factors emerge from time to time:

-

Need for Additional Funds  As at March 31, 2004, the Company has a cumulative deficit of $59.6 million.  The Company will be expending substantial funds in 2004 and beyond. The net funding received by the Company from its 2003 and 2004 equity financings, in conjunction with the Company’s revenue stream, is expected to be sufficient to cover the Company’s pharmaceutical development program in the short term.  In the longer term, the Company will be required to obtain additional funding, whether by equity sales or technology licensing, co-development collaborations, or other strategic alliances. Should the Company be unable obtain additional funding, management has the ability to cut costs as necessary and expects to be able to fund core technology development (not including clinical trials other than the US Phase II trial of FM-VP4 currently planned) from projected sales of its branded and non-branded nutraceutical products. However, if projected sales are not realized, there will be negative effects on the Company’s cash flow and operations and its ability to continue its operations.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such additional financing.  Any technology licensing, co-development collaboration or other strategic alliance may reduce the Company’s interest in the project or property subject thereto.

-

Dependence Upon a Few Customers and Products  Most of the Company’s revenue has been earned from sales to a few customers and any material change in the relationship with such customers, the customer’s projected demands for the Company’s products, or the ability of such customers to meet their contractual obligations may negatively impact the Company’s business and operations.  The supply agreement with the Company’s largest customer is currently scheduled to terminate at the end of 2004, and it is not known at this time whether such agreement will be renewed.   The non-renewal of such contract, or replacement thereof with other contracts, may have a material adverse effect on the Company’s sales and revenues.

-

Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, the Company must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more of its products. While the Company is marketing its phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industry which is highly speculative in nature. Potential products that appear to be promising in various stages of development, including without limitation, FM-VP4, Vivola™ and soft gel capsules, may not reach the market, or if reached, may not achieve profitable sales levels, for a number of reasons such as:

-

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

-

inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell the Company’s products

-

costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

-

unacceptability of the products in the market place

-

inability to protect the Company’s intellectual property rights necessary for the research and development,  manufacture and sale of the Company’s products

-

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by the Company

-

the risk of obsolescence of the Company’s technology

-

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

-

clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials

-

Competition  The Company has a number of competitors, some of whom are better able commercialize their products, which could render the Company’s products obsolete or uncompetitive prior to recovering its expenses.  The Company anticipates that it will face increased competition in the future as new products enter the market and advanced technologies become available.

-

Risks Related to Joint Ventures and Strategic Relationships  The Company is dependent upon joint ventures and strategic relationships, and in particular, on its joint venture relationship with Chusei, to manufacture product, generate revenue and conduct its business, and the breakdown of these relationships may negatively affect the Company’s future revenues and business.

-

Future Revenues and Profitability are Uncertain   The Company’s future revenues and profitability are uncertain for a number of reasons, such as the future demand for the Company’s products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

-

Currency Fluctuation  The Company conducts and will conduct further business in foreign currency, hence, the Company is and will continue to be exposed to foreign currency fluctuations.  At present, the Company does not have any plans to hedge against any currency risk.

-

The Company has a History of Losses   For the fiscal year ended December 31, 2003 and the first quarter ended March 31, 2004, the Company reported net losses.  The Company anticipates that it will continue to incur significant losses during fiscal 2004 and that it will not reach profitability until after further successful and profitable commercialization of its products.  Even then, the initial losses incurred by the Company may never be recovered.  There can be no assurance that any of the Company’s recently launched products or products currently under development will be commercially successful.

-

Need for Growth  The Company intends to launch a series of products over the next few years, however, there is no assurance that the Company’s resources will be able to adequately respond to support such growth.

-

Dependence upon Key Personnel  The Company’s ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon its ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if the Company loses the services of key personnel, it may be unable to replace them.

-

Product Liability, Negative Publicity and Insurance  The Company is exposed to the risk of product liability claims for the use of its products.  The Company’s insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect the Company against loss and may affect the Company’s ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about the Company and the safety or efficacy of its products.

-

Political and Economic Risks  The Company has manufacturing facilities in the United States, conducts business in foreign countries and is seeking business opportunities worldwide. Changes in government, economic and political policies may adversely affect the Company’s business and operating results.

-

Environmental Risks  The Company is subject to laws and regulations governing hazardous by-products and the Company may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and the Company could be liable for any resulting damages, such damages which may exceed the Company’s resources.

-

Inflation  The impact of inflation on the Company’s operations has been minimal and is expected to continue to be minimal in the next few years.

These risks and other uncertainties are more fully described in the Company’s filings with the SEC (see www.edgar.com), OSC, and BCSC (see www.sedar.com), including, without limitation, in the Company’s annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of the Company’s management at the time they are made and the Company does not assume any obligation to update its forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

May 13, 2004

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Charles Butt, President and Chief Executive Officer of Forbes Medi-Tech Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 17, 2004

“Charles Butt”

President & Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Patricia Pracher, Vice President, Finance of Forbes Medi-Tech Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 17, 2004

“Patricia Pracher”

Vice President, Finance